Filed by Ingersoll-Rand Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is a transcript from an investor conference call held on December 17, 2007.

***

INGERSOLL RAND

Moderator: Joseph Fimbianti

December 17, 2007

10:00 a.m. ET

Operator: Good day everyone and welcome to the Ingersoll Rand conference call and live Web cast. Today’s conference is being recorded. At this time, I would like to turn the conference over to Mr. Joseph Fimbianti, Director of Investor Relations, please go ahead, sir.

Joseph Fimbianti: Thank you, Dana). Good morning. Today, we announced the acquisition of Trane, a global leader in indoor climate control systems, services and solutions. The press release for this transaction went out early this morning. You can find a copy of the release and the slides for this morning’s presentation on our Web site, ingersollrand.com, by clicking on the yellow icon on the screen.

With me, this morning, are Herb Henkel, Ingersoll Rand Chairman, President and CEO; and James Gelly, our Senior Vice President and Chief Financial Officer. Herb will start the meeting with a short presentation and then we’ll go to Q&A.

Now if you would please go to slide number two for our Safe Harbor statement. The subject matter discussed in the following presentation will be addressed in our proxy statement prospectus to be filed with the SEC. We urge stockholders to read it when it becomes available, because it contains important information. Information regarding the participants and the proxy solicitation is contained in our annual proxy materials filed with the SEC.

Now, if you would please go to slide number three, let me now hand it off to Herb.

Herb Henkel: Thanks, Joe and good morning to everyone. Thanks to everyone for dialing in to this morning’s call. I’m very pleased to be here today to discuss a major step in our decade long transformation of Ingersoll Rand. As chart three says, “Trane plus Ingersoll Rand equals a leading diversified industrial company.” As a result, you get a company with stronger growth, better earnings consistency and much better critical mass around the world.

Now, please go to slide number four. This chart tries to answer the question, so why Trane? The reason is that Trane is one of the best businesses in the world with one of the best growth stories. Also, this transaction when you look at both company’s recent big portfolio moves, represents a pretty unusual convergence that you don’t see every day in business. It creates a large unique player in a critical global industry. It combines the leading brands and the most valuable part of the global climate control industries. As a side benefit, it also reduces the impact of the North American capital goods cycle that Ingersoll Rand had to contend with when it was a heavy machinery company. You can see in the chart, there are numerous benefits from this combination, including a broad customer base, with strong market positions. A tremendous installed base, from which we can generate a large amount of recurring revenues in the future. New climate control technologies and a beefed up presence outside the U.S., particularly in emerging markets.

Of course, looking at the numbers putting these two numbers together will create some pretty large scale efficiencies. We think annual run rate cost savings alone of more than $300 million by 2010 is highly feasible. And both companies have strong cash generation. So the new company should generate more than $1 billion in available cash flow in its first full year.

Finally, the timing of this combination is close to perfect, both companies completed their major divestitures in November of this year.

Now, please go to slide number five. Looking at the slide, you get a reminder of the high quality brands in Ingersoll Rand portfolio. Trane is a perfect addition. They’re number one in the U.S. and number two worldwide in the commercial HVAC and have a major market share in U.S. residential. Looking across the top row, you can see the climate control line up, number one and number two positions across the board. The bottom row shows the market positions and brands in our industrial and security segments. As the takeaway box says at the bottom it’s a portfolio of iconic brands. Now, please, go to slide number six.

Here are some key statistics about the new Ingersoll Rand. Seventeen billion dollars in 2008 revenues with an $11 billion climate control business. This climate control giant will have all of the products and services necessary to deliver solutions across the temperature spectrum for all of the desirable segments of the climate control industry worldwide. It will have nearly unmatched scale and global critical mass. Besides its tremendous installed base, strong brands, and distribution strength, the deal also brings together more advanced technologies than any other player.

Please go to slide number seven. I’d like to take a few minutes to lay out the basic facts of the transaction. As the chart says, Ingersoll Rand will acquire all outstanding common shares of Trane for $36.50 in cash and 0.23 Ingersoll Rand shares for each Trane share. Based on the current IR stock price, that’s about $48 a share and the total transaction will be worth about $10.1 billion including net debt assumed, transaction fees and expenses.

The deal will be financed by a combination of cash on hand from both company’s recent divestitures, issuance of new shares and issuance of approximately $3.8 billion in new debt.

Trane shareholder approval is required. We don’t expect any regulatory difficulties. We anticipate closing the deal in late Q1 or early Q2.

Please go to slide number eight. Let me take a step back and discuss Ingersoll Rand’s portfolio transformation in a little more detail. For those of you whove followed IR over the years, it should be clear that this is just another step in the strategy we laid out back in the year 2000. Since that time, we’ve significantly reshaped our portfolio by selling off slow growth or deep cyclical businesses, and by reinvesting in targeted growth platforms. Up until now, we’ve primarily focused on bolt-ons, making more than 60 in the past eight years. These have strengthened our three segments: climate control, industrial technologies and security technologies.

Now, please go to slide number nine. I’m sure you recall that Trane was part of American Standard, so they’ve also gone through a lot of significant portfolio reshaping over the past year. As I noted earlier, this is a perfect time complete this transaction. As you’ll see, there is a powerful industrial logic inside this deal. From every perspective, customer, employee and share owner, this deal creates a lot of value. You combine premium brands, a broad customer base, a huge installed base which drives future demand, and a big proportion of parts and service revenues. All of this adds up to a very diverse revenue base with very limited exposure to new U.S. housing starts. It also has very broad geographic coverage, and that means, especially, strong growth potential in emerging markets. Probably the most valuable of Trane’s business model is its distribution network. Not just excellent product technology and engineering depth, Trane has cultivated and invested in what is, without a doubt, the leading distribution network in the world.

Now, let’s please go to slide number 10. Trane is present in over 100 countries. It has a proprietary distribution network with more than 7500 sales engineers and service technicians, more than 500 company-owned locations worldwide, offering sales, service and distribution. There’s a lot of excitement on both sides about combining this distribution network with Ingersoll Rand’s global footprint. This will offer customers and employees a significant opportunity for value creation. We plan to use this muscle to drive revenue growth.

Now, please go to slide number 11. This slide shows the 11 year history of Trane revenue and segment income, clearly a terrific track record, strong organic growth with very consistent profitability. Particularly impressive is how well Trane performed during the sharp industrial downturn that followed 9/11, when their operating income declined by less than one percent. With 60 percent of Trane’s commercial revenue coming from replacement and about 80 percent of residential coming from replacement demand, you can see how they’ve delivered such consistent results.

Trane’s customer and product diversity, its recurring revenues and its focus on driving services and replacement across this large installed base all account for the stability. With the best brand in the business, the best distribution, and the biggest installed base this really is a great business. At the end of the day, when your air conditioner breaks down in July, you don’t waste much time fixing it or replacing it to get back inside your comfort zone. Just adding to this already good story, replacement cycles are being increasingly driven by higher energy costs, a rising need for energy efficiency, growing demand in the developing world, and an increasing consumer awareness of the benefits of indoor air quality.

Please go to slide number 12. So what do you get when you combine Thermo King, the world leader in transport refrigeration, Hussmann, the North American leader in stationary display cases, combined with Trane’s leadership position in commercial HVAC, you get a powerful combination that cuts across the most valuable segments of the world’s climate control industries.

In talking about this space, we have historically referred to the term “cold chain”. Cold chain refers to a virtual climate controlled environment that must be continuously maintained whenever and wherever perishable goods exist. It’s easiest to think of what happens when the chain is broken, when temperature or environment is disrupted at any time during the transportation, processing, or distribution of perishables. First, you get spoilage and waste. But in the area of consumables, especially processed and packaged goods, you get public health disasters, and a permanent destruction of brand reputation.

More than just hot-cold, this space reaches far beyond comfort and preservation of perishables. The global climate business now includes some groundbreaking technologies and systems that protect and enhance things like life, safety and air quality. Both Trane and IR have been focusing on not just filtration and purification, but the application of proprietary technologies to eliminate health risk caused by bacteria and bio agents. Putting the two companies together will also give us a significant leg up in the developing world, bigger critical mass by putting two rapidly growing players together. Obviously, a big part of Trane’s growth story is the very low penetration air conditioning has reached in emerging markets. In India, for example, air conditioning penetration is less than one percent. Finally, there are lots of overlaps and synergies in the areas of engineering, manufacturing and supply chain.

Now, please go to slide number 13. This slide breaks down the new Ingersoll Rand by segment geography and by revenue type. As you can see in the upper left our combined climate control businesses will represent almost two-thirds of our revenues. Looking at the upper right, a geographic mix, about one-third of sales will be outside North America. This is a big opportunity. Both companies have been delivering strong double digit growth outside North America, and we think this combination can act as a catalyst to sustained high growth in overseas markets.

Looking at recurring revenues in the lower half of the chart, we’ll be generating about one-quarter of overall sales from services, parts and repairs. Increasing the size and proportion of recurring revenue has been an obsession at Ingersoll Rand over the last eight years. We believe this number can increase a lot, especially since Trane has a relatively small share of their potential after market.

Please go to slide number 14. This next chart addresses cyclicality, often the elephant in the room no one wants to talk about. Obviously, you don’t get a high multiple on earnings that come from highly cyclical businesses. How much will people pay for earnings, when they may trough during bad times at a fraction of the current levels? This topic may explain why the Trane acquisition creates value on so many levels, beyond the strategic value of creating a unique cold chain leader and driving significant cost synergies. Trane fits perfectly with our decade long strategy to go from deep cyclical to diversified industrial. This chart depicts the major steps we’ve taken to improve cyclical resistance over the past decade. That means our ability to deliver constant earnings growth thoughout the economic cycle.

First, look at the red left hand bar in the chart. This shows the percentage decline in operating income from peak to trough during the 2001-2003 U.S. downturn, it was about 53 percent. At that time, Ingersoll Rand’s portfolio was heavily weighted towards deep cyclical revenues with high correlations to the capital goods cycle.

Moving to the right, the next bar shows the impact of divesting businesses like pumps, bearings, drills, road machinery and Bobcat. All told, we sold about $7.4 billion in revenues since 2000. Doing this, cut peak to trough cyclicality by at least half. Income from the businesses we’ve retained was down about 30 percent in that past downturn. At the same time, as I just mentioned, we’ve been working relentlessly to increase recurring revenues as a percent of total sales. This further improves income consistency and resistance to economic downturns.

The past several years, we’ve asked our businesses to figure out how to manage with only a 10 percent decline or less in a downturn. If you ask our business leaders, they’ll say that recurring revenues has been an obsession. We measure it and we report it internally every quarter for every business. This continuous focus has increased recurring revenues from 16 percent of sales in 1999, to about 25 percent for the combined company next year.

We’ve also focused heavily on growing our revenue base outside North America. This is not only a great source of organic growth but it also adds counter cyclical revenues. We’ve raised the proportion of profitable overseas revenues as a key metric. As an example, right now in 2007, our Thermo King business is delivering solid growth, despite a sharp decline in the U.S., where trailer volumes are projected to be down more than 25 percent from the 2006 peak. Transport Europe is now larger and more profitable than our U.S. business.

Moving to the right, as you saw a moment ago, Trane has delivered consistent top line growth and profitability during all parts of the economic cycle. Simple averaging will tell you that the combined portfolio will have significantly improved earnings consistency. Trane’s tremendous installed base, unparalleled service capability and distribution muscle all add up to a very valuable business model. If we’re right and Trane continues to deliver this kind of performance, we think the combined portfolio will have significantly improved earnings consistency while still having great growth characteristics.

And finally, in the far right, growth. If a business has a growth trend on a steep enough slope with very modest oscillation around that up-trend, you might be able to grow right through a U.S. downturn. We think our business platforms are gaining this ability. We’ve been investing and investing consistently in growth initiatives. As an example, our security business in 2007 will have up revenues in a very depressed U.S. residential segment, accomplished through new product introductions and penetrating new channels to market.

Now, please go to slide number 15. As I’ve all ready mentioned, this acquisition is a perfect fit when you look at it from the customer, strategic and portfolio perspectives. It also happens to unlock a significant amount of synergy. Looking at cost synergies, we feel very comfortable at this point with annual run rate savings of $300 million pre tax by 2010. These will be pretty evenly divided between SG&A and gross margin. Cost of goods will be lower through the impact of supplier rationalization and procurement leverage and other manufacturing initiatives. We see solid cost efficiencies to be gained across the combined entity’s $3 billion of SG&A structure. In the short term, we think an achievable 2008 target is $125 million.

You’ll notice on the right, we’ve outlined revenue synergies. This is also a big opportunity. In addition to the cold chain opportunities, growth synergies will come from areas such as greater service penetration in our combined light commercial businesses and cross selling activities. There, we can leverage our significantly broader geographic footprint and customer basis. We will provide more details on both types of synergies when our integration planning is further advanced.

Now, please go to slide number 16. On the subject of integration planning, let me spend a minute on how we plan to execute at least the level of synergies I just mentioned. We’ve got a pretty well defined disciplined process in mind and we’ll continue to refine it over the next several months, before the deal actually closes. Integration planning starts today and initially we’ll be focused on the more easily identified and controlled savings, things like overhead reduction and supplier rationalization. This begins by putting teams together, one from each company to gather information on a consistent basis across the combined cost structure. We’ll establish rigorous multi-year goals for key cost areas. Using some fixed productivity targets, we will begin to execute a sustainable medium term cost strategy based upon lean business functions across the new enterprise. Supply chain and worldwide manufacturing footprint will likewise benefit from thoughtful, aggressive goals and steady, carefully monitored program management.

The main principles are: keep the businesses running smoothly, identify synergies, accelerate productivity and build sustainable value through a disciplined business operating system. We’ll keep you informed about progress during our regular quarterly conference calls with more details around the time we close on this transaction.

Now, please go to slide number 17. Let’s take a look at the newly combined entities pro forma financials. This slide shows full year 2008 numbers, as though the combination occurred on January 1. Revenues will be about $17 billion with EBIT of around $2 billion. That’s about a 12 percent operating margin. Both companies come into this merger with heavy SG&A layers due to the revenue divestitures and spin transactions. Our preliminary look at a rationalized cost structure suggest S&A as a percentage of revenues can be lowered by one to two percentage points.

Moving to EPS. After issuing up the 54 million new shares and adding interest expense associated with $3.8 billion in newly issued debt and a minimal acquired Trane net debt, we expect about $4 per share in earnings for full year 2008. As you can see, this transaction will be accretive in its first full year. Finally, we expect the combined entity to generate about $1 billion a year in available cash flow.

Now, please go to slide number 18. As I mentioned earlier, this is a $10.1 billion deal. It will be financed with $3.5 billion of cash on hand from the recent sale of our construction equipment business. We’ll issue $2.6 billion worth of new equity. We’ll fund the difference with about $3.8 billion in newly issued debt. As you can see, Trane’s balance sheet was almost debt free after the receipt of the $1.7 billion in proceeds from the cash and kitchen sale.

We’ve included some additional statistics about our funding strategy going forward. Just as an aside, you should have heard this morning that Standard and Poor’s and Moody’s both have given this transaction a solid investment grade rating of BBB+ and Baa1, respectively, both with a stable outlook. This level of rating takes into account the quality of the combined businesses, and the appropriate combined capital structure.

In terms of our capital allocation over the next few years, we will apply our strong cash generation to deleverage much of the short term debt floated from this transaction. We’re targeting to return to financial ratios, leverage and cash flow to debt, consistent with a strong single A rating, as quickly as possible.

Now, please go to slide number 19. This slide provides an update on our financial goals, with a reminder of the ones we set about six to seven years ago. In 2001, we set goals for revenue growth, margins, EPS growth, return on invested capital and cash flow generation. These are shown in the left hand column. As you can see, we’ve made some significant progress towards these goals over the last five years. The far right hand column gives some updated goals for the new Ingersoll Rand of 2008 and beyond. Including Trane’s strong growth characteristics plus synergies, new Ingersoll Rand’s business portfolio will be able to deliver annual organic growth of five to seven percent over the planning horizon. As I’ve said, the new company should have margins in the mid teens over this timeframe. Together these will drive at least 15 percent compounded EPS growth.

We’ve made a lot of progress raising return on invested capital over the decade. Obviously, goodwill from this deal will negatively impact ROIC in the short term, probably knocking it down to the six to seven percent range. Growth in cost synergies, driven by accelerated implementation of Lean Six Sigma and productivity initiatives will get our returns at, or above, our cost of capital by 2010. As I’ve said, the new Ingersoll Rand can generate over $1 billion in cash annually, at least 90 percent of net income.

Please go to slide 20. I’m going to wrap up now. We’ve covered a lot of ground in a short period of time this morning. As we go forward, we’ll share more information about our progress. It should be obvious that we’re very excited about this transaction and the strong new company it creates. We’ll own some of the best, most widely-recognized commercial and industrial brands, all of which have leading market positions. The combined companies have stronger growth prospects going forward, as well as significant opportunities to reduce cost and to improve financial returns. The sale of our construction related businesses in 2007 combined with the acquisition of Trane completes our transformation leaving our heavy machinery company legacy to the past.

2008 will begin the next chapter in the Ingersoll Rand story as a diversified global industrial company. A new company with world class people, managing world class brands, and providing solutions to customers in a climate control, security and industrial markets. A company that provides shareholders with growing and consistent returns on their investments.

I would now like to open the floor to your questions. Thank you.

Operator: Thank you, sir. Today’s question-and-answer session will be conducted electronically. If you would like to ask a question, please do so, by pressing the star key followed by the digit one on your touch-tone phone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that’s star one for questions. And we’ll go first to Alex Blanton of Ingalls and Snyder.

Alex Blanton: Good morning. This looks like a very interesting transaction, Herb. Could you give us some of the background of what happened here, the fact that American Standard and I don’t know much about American Standard, but I understand they spun off their traditional plumbing business. And you were coming along very quickly after that, so was this transaction contemplated when they did their work? Have you been working on it that long? So give us some of the history on it.

And secondly, on the recurring revenue, I’m just curious as to what it would have been in 2008 without this, how much of an increase there is.

Herb Henkel: Alex, if I can answer them in reverse sequence. IR with the three sectors that we have of Climate with Hussmann and Thermo King, add to that the Industrial and then the Security we would have been, approximately 20 percent of our revenue would have been at a recurring revenue stream. What you’d find is that the number one on that percentage wise, at least, is industrial because of the heavy business we do in the service business, followed then, by the service work we do in Climate Control. And we have very, very little recurring revenue type stuff going on in Security because we do not consider replacement locks to be a recurring revenue stream. We’re strictly talking about service and those kinds of activities. So that’s 20 percent going up now to about 25 percent.

Alex Blanton: And Trane, itself, has how much?

Herb Henkel: It has almost 29, roughly 30, an easier number to remember.

Alex Blanton: OK.

Herb Henkel: Then, the second piece about what we have been looking at for the last year, what different things, different alternatives, different options we could pursue about how to position our diversified industrial company to redeploy our proceeds. And candidly, it was not until after their divestiture of the Brake business, as well as the announcement of the sale of the Kitchen & Bath business that we really had any interest in looking at the Trane business. We just did not want to take up those other parts that, frankly, did not add to what we had. So, we really didn’t think that American Standard/Trane was actionable until after the other pieces were sold off.

Alex Blanton: Yes, but they did not do that in contemplation of selling the company?

Herb Henkel: No. No, they were obviously – we have been having discussions with the board for the last month, roughly about our proposal for combining the companies, but before that, we had absolutely no contact with them whatsoever.

Alex Blanton: So all of this happened in the last month?

Herb Henkel: Yes.

Alex Blanton: OK. Thank you.

Herb Henkel: And we’ll take our next question from David Ras of Citigroup.

David Raso: Yes, hi. You mentioned the cost savings pre-tax. I mean the implications on the tax rate are hugely significant for how we’re going to view this deal. Can you help us understand the implications on the tax rate going forward, and how do we dovetail that into the total gains?

Herb Henkel: Sure, James, would you want to give the pieces from what we have.

James Gelly: Yes, hi, David, it’s James Gelly here. The tax rate assumption for the combined entity is in the, call it low to mid 20 percent range. And, simple averaging would take you to somewhere in the mid 20s. And it’s fair to say that that’s the average of a slightly higher Ingersoll Rand rate as you head into ‘08, probably in the low 20s. And something that American Standard/Trane has communicated in the 34 percent range.

So you’re right, it’s an area that’s received a lot of attention. And, I think, for simplicity’s sake, people should be including a tax rate in the low to mid 20s for the combined entity.

(David Raso: This is the first time I heard the company mention the tax rate would be above 20 percent in ‘08 without this deal, can you help take us through the implications on your tax rate? And did it have any influence in your decision to make this deal because you needed some U.S. income to shield your overall income?

James Gelly: Well it’s a nice thought. The answer is, you know, first of all, the rate is, of course, rising – it rises with income growth in the United States and other high tax jurisdictions. Without getting into the tax structure, nobody wants to do that today, it’s fair to say that the deal was considered on its merits from a revenue and cost synergy, but not – I’m not sure we’re that good to continue to look at a deal just for its tax characteristics.

Herb Henkel: Well, Dave, you’ll recall when we were talking earlier this year, we were saying that this year, we were targeting to be somewhere around 18 to 18-and-a-half percent. And we had said that next year, as we continue to see U.S. revenues growing and income there growing that we saw our way to about 20 percent. And, I think, that’s the kind of number that we were looking at. So it really didn’t move much beyond that point. It just continues to creep up because obviously, some of our tax benefit is a fixed amount of dollars, that as you continue to drive up the revenues, we wind up having a smaller proportion coming from that fixed amount.

David Raso: Yes, but to be fair, we thought the international piece was going to grow faster than domestic. So, I’m not sure if the Street was looking at U.S. income going up next year driving up the tax rate.

James Gelly: I think the point we’re trying to make here is that as all income grows all over the world, it’s a blended rate, which is considerably higher than our ETR. And there are some tax structural benefits, which I’m sure you’re aware of, which are fixed in nature, so the very fact of income growth anywhere in the world causes the rate to drift upwards. I think that’s the point Herb is trying to make. So, I wouldn’t try to get into the U.S. versus the rest, just say the fixed nature of some of the tax structure applied to a growing profit before tax will cause the effected tax rate to drive upward.

David Raso: But for someone trying to get a feel for normalized earnings power in the company or however you want to look out strategically three, four years, and seeing the earnings power of this new entity, what tax rate would you recommend looking at as sustainable and also take all of your gross assumptions in there, what kind of tax rate would you be using?

James Gelly: Yes, let me put in a plug for the fact that nothing in this world is static. We will surely be working on a number of other tax initiatives, so why don’t we just say low to mid-20s on a sustainable basis. It will be our job to offset the upward creep in the tax rate for the factors that I’ve already mentioned and we’ll commit to do so.

David Raso: I’m going to hop off, but if you can just address any hurdle you potentially see in the deal getting done in your commentary would be helpful. Thank you.

Herb Henkel: David, obviously, we have to – let me address regulatory first. Clearly, we do not have an overlap, so I think, in terms of Hart Scott, there would be limited, if any, issues. I think the biggest challenge for us will, obviously be making sure that the Trane shareholders feel that they have a fair value and that they will be voting in favor of it. That’s probably also the critical path in the timing required to get to closure.

Next question.

Operator: Thank you, sir. We’ll take our next question from Terry Darling of Goldman Sachs.

Terry Darling: Thanks. Herb, I guess, following on that line of discussion, is it your view that the Trane Board has exhausted their options with regards to exploring a sale to other higher bidders, potentially?

Herb Henkel: Well, I think, you have to put it, and I’m not going to try to play attorney with you, because I would do a terrible job at it, but they are a Delaware company and their board and their financial advisors proceeded with, I think, all of the appropriate due diligence they needed to do to make sure that they had obtained the best offer that was out there. You and I both know also that during this transition period, up until closing time, there has always been the possibility that someone could come in and try to provide a higher valuation and I’m sure that the Board would then take appropriate actions and consider it accordingly.

Terry Darling: OK. Thanks, and then, I think, in the past, you’ve indicated that you were not particularly interested in residential exposure in the world of HVAC. What has changed here? Or is it possible that down the line once you get a chance to really look at the business more deeply and the opportunities that we could see some divestitures on that side of the house?

Herb Henkel: My comfort level on this one, Terry, probably the best way to describe it to you is if you look at the revenues for Trane residential in 2007 and their profitability compared to 2006, you’d actually find that both the revenues and profitability have improved during, I think, what we would all agree would be pretty tough markets. So, I think that demonstrated to me that their approach and the niche that they participate in with about 80 percent of what they’re doing coming from a replacement basis, there is, when we did all of the math and our due diligence looking at it, there is less than five to seven percent of the total revenues that would be attributable to any kind of new residential construction starts. So that made me feel much more comfortable, the fact that what we have is a minimal presence and frankly, a demonstrated performance that was quite outstanding during, I think, what are tough times.

Terry Darling: OK. And lastly, a little bit off topic here, but I think important in terms of your $4 estimate. I think you talked about the Security and Industrial businesses together being six billion of revenues in 2008 which, I think is a faster growth rate than what you had in ‘07 versus ‘06, I think, and you can correct me here, previous indications were that you expected a slowing of growth rate in those two businesses. What has changed in that outlook?

James Gelly: Actually, yes. Hi, it’s James Gelly, once again. The growth rates that we have loaded in for ‘08 in Industrial and Security are pretty close to what have been delivered in ‘07. I think it’s fair to say minus currency and acquisition you’re talking about organic growth of six to seven percent overall. You’re getting a little bit more currency tailwind as we described. The other thing I should say is that the bulk of the growth in ‘07, and we think, in ‘08, is going to come from markets outside North America. That certainly was the case in ‘07, some six percentage points of overall growth for the whole company came from outside North America. And we’re still seeing that type of momentum.

Terry Darling: OK. So, I was just incorrect in my understanding that you were looking for a deceleration in organic growth in those two businesses?

Herb Henkel: Yes, I’d say that when we got a chance, now, to look at the market share gains that we’ve realized in 2007, the new product introductions that have been in there, I think, we feel more confident probably than – I’m speaking for myself — than three months ago, about the prospects going into next year. I don’t have any very, very smiley face for the U.S. in our plans. But we believe that, like I said, with the new product stuff we’ve been working on and channel penetration and the continued very, very strong international stuff, the numbers that James gave you reflect our kind of thinking for next year, right now.

Terry Darling: Thank you.

James Gelly: Thanks.

Operator: And we’ll take our next question from Andrew Obin of Merrill Lynch.

Andrew Obin: Hi, yes, hi. Good morning.

Herb Henkel: Good morning, (Andrew).

Andrew Obin: Just a clarification, I think, in the previous call you guys did a very good job giving us $4 earnings in ‘08 without any M&A. And the question I have is you think that this transaction is accretive, yet, your guidance is $4. Could just reconcile those two?

James Gelly: Yes, well first of all, we haven’t given any guidance for ’08 yet.

Andrew Obin: But you did walk us through to $4 in ‘08, right?

James Gelly: Yes, but that was predicated obviously on a very large share repurchase, a significantly lower share count or very heavy interest income. So, if you go look at the back of the envelope Austrian math that was given at the last earnings release, it was basically saying your share count is down based upon previous repurchases and, you know, interest income on some $4 billion worth of cash.

Andrew Obin: OK. So this transaction is accretive to versus having $4 billion on the balance sheet. Because you couldn’t be getting a benefit from incremental share buybacks in ‘08, right.

James Gelly: That’s correct.

Herb Henkel: That’s correct. So what we’re saying to you Andrew is what we had before was that before we had a way of not knowing, obviously, the cash would be going. What we assumed was share buy back, and/or interest income as James was saying. And when you’ve done the math, which we did at the end of the third quarter, we said you could see your way up to close to the $4 level. What we’re now saying is that with this acquisition and we’re targeting it to be completed at the end of the first quarter of next year, that now deploying those cash proceeds, that we would still wind up now, with this transaction for 2008 show up at about $4 all in with EPS.

Andrew Obin: No, I’m just curious, so does it mean that we’ve cut the guidance for core operating businesses, now that we’re saying that it’s $4 and it’s accretive to what it would have been. I’m just trying to …

James Gelly: I think the way to look at it is this. Number one, you’re going to pick up a bunch of EBIT from the acquired business. You’re going to have to do some greater amortization of intangibles. You’re going to have synergies. And what you’re going to have is a recurring revenue base and income case that sets up significantly for ‘09 and beyond.

Andrew Obin: So it’s accretive in ‘09, is that what you meant? I’m just trying to understand how $4 versus $4 is accretive.

Herb Henkel: The $4 that we put out, Andrew was accretive – excuse me – the $4 we put out for 2008 assumed that we were going to be doing share buyback and/or investing it in some interest income. What we’re now saying is that we have the remaining three IR businesses, their performance continues to be strong, as we had originally forecasted.

The difference between the number from continuing ops to the full EPS is now going to be replaced with income from the Trane acquisition which, we feel confident brings us to, at least, $4.

James Gelly: Let me just add one other thought. When we released earnings we gave you some back of the envelope math for ‘08. The customary timeframe to give guidance for 2008 would have been in January. If you’re asking me why I’m accretive versus some of the back of the envelope math I gave you at the end of the third quarter, the answer is we were trying to be helpful and give you some notion of what ‘08 would look like.

You can’t see what Ingersoll Rand’s base plans are for ‘08, but we can. And we’re telling you that based upon those plans, this transaction is accretive. Hope that’s hopeful.

Andrew Obin: OK. But that implies that doing the calculation, you are not going to get to $4.

James Gelly: Let me tell you something, the calculation that we’re implying for 2008 you haven’t seen, you would have seen it in January. And if you’re pressing me to say, would it have been $4, I can tell you that it might have been a little below that.

Andrew Obin: OK.

James Gelly: So if that’s what you want, you got what you want.

Andrew Obin: Is there any room for incremental share buybacks, given that you are going to have accretive (healthy) leverage on your balance sheet, meaning you’re not going to be very leveraged and you will have healthy cash flows? And the dual class structure thing goes away now.

Herb Henkel: Yes, I think what we’re really looking at is that for the next year or so we will be really taking the cash proceeds and reducing our debt. We said that we want to get back to a lower level. And probably for the first two years, I would say I do not foresee any additional share buy back as a way to redeploy the cash. It will all be used for reducing debt. Plus, hopefully, continuing to do some accretive bolt on acquisitions when they become available.

Andrew Obin: And just, you guys have been very good about sort of structuring the company about Bermuda Holdings, am I correct in assuming that in the long run, you can transition Trane, you can integrate Trane in your tax structure, including the Irish trading company and doing all of this wonderful stuff?

Herb Henkel: Yes, what you would expect is that we will be looking at how we wind up doing more international growth for Trane. They, at this point in time are, as, you can see, much more U.S. dependence than we have been. And we believe that with our presence in Europe, Eastern Europe and Asia Pacific, we can really leverage our footprint there to make their presence there grow faster. And when we do that, plus take into account, obviously, the tax structure that we have with our Bermuda base, we expect that we’ll be able to realize incremental income that way, as well.

Andrew Obin: Thank you very much.

Operator: And we’ll take our next question from Anne Duignan of Bear Stearns.

Kevin Daly: Hello, gentlemen. My name is Kevin Daly, I’m asking questions on Anne Duignan’s behalf. She’s traveling today.

You’ve mentioned that there will be about $300 million of synergies. Could you elaborate a little bit more on where you see some of those cost savings coming from?

James Gelly: Yes, if you look at the – James Gelly here. The raw material or the material spend at the target company is about three-and-a-half billion, for Ingersoll Rand it’s about four billion. So, simply by going with very similar bills of materials, call it the 11 billion of the 17 billion have quite similar bills of materials. So that should give us some pretty good scope for, in the short term and medium term, procurement synergies. Obviously, those are the least invasive ones to get.

In Herb’s comments, he talked about the $3 billion worth of SG&A that the combined entity will have which gets you into the high teens as a percentage of revenue, that needs to be looked at. We talked a little bit about the corporate and unallocated costs at Trane and the corporate and other costs at Ingersoll Rand, but if you take the two and add them up together it’s some $300 million. So naturally, when you put two publicly traded entities together you’ve got to look at that space as well.

There is a chart in here on integration and synergies and it talks about some building of targets, some fixed productivity targets by business functions. So, if you take things like the G&A layer break it up into IT, HR, finance, you can go through and look at what the combined entity is and figure out strategies for developing a lean productivity initiative over the remainder of the decade, which would give you ample scope for continuous improvement.

Kevin Daly: OK. Thank you. And you mentioned that there would be some revenue synergies as well? Could you elaborate on that a little bit?

Herb Henkel: Yes. When you look at it right now, Trane has most of their service revenue coming from the very, very sophisticated engineered commercial, while most of the Hussmann service work comes from refrigeration and from light commercial HVAC. So what we are counting on is the fact that we’ll be able to realize some of the service work from the light commercial Trane equipment that is now, not done, by the company. So we believe that our technicians will be in a great place.

A good example for that, we will, currently, today have a service contract inside a Wal-Mart doing all of their display cases. We have been requesting, and I think, now will have a good shot at doing all their HVAC work which happens to be a Trane unit that’s up on the roof. And Trane had heretofore not been servicing that on their own. Their technicians said we’re focusing more on chillers and more sophisticated equipment. So, I think that was synergies.

And clearly, on an international basis, as you look at the rest of the cold chain applications that we have, we have found great examples of where our fantastic relationships with Thermo King customers introduced the Hussmann product. And now, we expect to go and to add the Trane on it as well, in what we refer to as cross-selling opportunities.

So, focusing on wide commercial service, plus synergies from target, national and global type accounts, and cross selling, that’s really where we see most of the revenue growth coming from.

Kevin Daly: Excellent, thank you. And will IR shareholders need to approve this transaction?

Herb Henkel: No, sir. The up to 54 million shares would reflect less than 20 percent of the outstanding share count, and therefore, it does not require IR approval for the …

Kevin Daly: Thank you very much.

Operator: And we’ll take our next question from Jeffrey Hammond at Key Banc Capital Markets.

Jeffrey Hammond: Hi, good morning, gentlemen.

James Gelly: Good morning.

Herb Henkel: Hi, Jeff.

Jeffrey Hammond: I guess, first, are there any breakup fees associated with, on either side?

Herb Henkel: Yes, there is a customary breakup fee to the amount of $315 million.

Jeffrey Hammond: OK. And, then how are you, I guess two questions on the Trane side, how are you thinking about their business in terms of growth and just the commercial cycle? I know there’s been some concerns about commercial construction demand, you know, primarily domestically and into ‘08 and beyond?

Herb Henkel: Well, we took the strategic plans that the Trane management team would put together and looked at their track record. And then, we did a hair cut to come out with a conservative profile. We took numbers that were seven to eight percent and haircut them down to five to six, which is what we put in for next year’s guidance when we gave you those numbers before hand.

And we felt very, very confident that when we looked at the performance during the last cycles, and the demonstrated growth and the non-U.S. growth opportunities, going and raising the total prospects to about seven to eight percent going forward, we’re very comfortable with that.

You know, the piece that I think, that we want to keep focusing on has obviously got to do with the replacement and the recurring revenue stream. That’s the critical part. We said, before that commercial was 60 percent and that you had 80 percent on the residential side. So, I think, that, as you can see from the 15 years curve, looks good. And, as we sit here today, I would tell you that going in for the first half of 2008 Trane is sitting with about $1 billion backlog already in place.

Jeffrey Hammond: Great. And then just one final question. Back to revenue synergies, as you look at the international market, can you just expand on who’s going to kind of drive most of the growth? And who do you think has the better relationships internationally. And maybe just expand on how you really penetrate the international.

Herb Henkel: Let me start, if I can, if we look at the developing parts of Eastern Europe. What we found there is we have a strong presence with Thermo King. And the European brand for Hussmann is called Koxka and those two have a very, very strong presence with everyone that either transports perishables or stores them in their stores and warehouses. So, we believe, now adding HVAC to that part of the world, is where we can provide some synergy to the Trane organization.

If you then wind up going to places like India where we see air conditioning as being something that’s going to grow really, really quickly, again, combining that with what we see as our cold chain opportunities, we think collectively that presence will give us a very, very good solid footing against, frankly, our number one competitor and that’s Transicold Carrier. So, I think that the breadth of the complete climate control offering now positions us to be as well prepared as anyone else for meeting the needs, whether it’s inside – you know, we kept saying that if you think of an office building and if you visualize turning the thermostat down to 50 degrees and you put a bunch of bananas inside, you have an industrial refrigeration warehouse. We know how to get the customers for that. Trane is not focused on that part of it. So we see abilities to go in after service work, as well as really going into, I said, providing the full solution for the retail chains, as they grow throughout Eastern Europe, India, China and then also into South America, where again, we have a very, very strong presence with Thermo King.

Jeffrey Hammond: Great, thanks guys.

Operator: And we’ll take our next question from Jaime Cook of Credit Suisse.

Jaime Cook: Hi, good morning.

Herb Henkel: Hi, Jaime.

Jaime Cook: I guess my first question Herb, what do you see the major risks to this acquisition? And, I guess, just sort of building on that, what did you learn from prior acquisitions, some of the issues that you’ve had historically, for example, like a larger acquisition like Hussman, that can be applied to Trane as you look at it going forward?

Herb Henkel: Well, if I look back from the lumps on my head from the Hussmann acquisition, when I think back, a key part that we learned in that process was the fact that not paying enough attention to what the new customer profile was going to look like going forward. We had not, in that one seen the dominance that Wal-mart would be getting at the expense of the customers that the existing Hussmann was working on. So, I spent, having learned that one the hard way, we wound up spending a lot of time really looking at the – what the next 10 years looks like for customer requirements. And so, what we felt very good about was where the installations were going in terms of geography, as well as who the customer group was. And we feel we also have a service network.

You know, at the time we did this Hussmann one, we didn’t have a service network, now we do. So, I think, collectively the combination of what we have with experience from the same customer group, the technology, obviously, this time around is very, very common to what we all ready have for both stationary as well as transport for the duration. So, I’m not worried about the technology being something we can’t learn from.

Jaime Cook: OK. And, then I just, I guess my next question, when you look at the operating and revenue margin chart at Trane, it was pretty impressive over the last recession. Are there any major differences in mix that we need to be aware you know, if we go into recession this time versus last time?

Herb Henkel: Well, I think, in the case for both Trane, as well as for the Ingersoll Rand businesses on the chart that we put in here, what since happened since the last time, both companies, I think have gotten themselves a much better, stronger, international presence so they’re not as U.S. dependent as was the case back in 2001. And, I think, the second piece behind it, there’s a much larger installed base which will then drive more recurring revenues and again, dampen, if you will, the requirement to have just new units to be able to drive the growth.

So, I am optimistic that both of those features, geography, as well as the recurring revenue base for the existing installed base will actually make the results more positive than what we had. I think a great case point is what I described during my notes before, as to what happened with Thermo King. If I go back to 2001, we were off almost 40 percent at that time, because we didn’t have the counter balance from international.

Now, you look at it this year, and that we see, it turns out with Europe being as strong as it is, our revenues are actually up. So, I think, collectively both companies are better positioned to deal with the downturn, with geography as well as with the recurring revenues.

Jamie Cook: Thank you. I’ll get back in queue.

Operator: And we’ll take our next question from Mark Koznarek of Cleveland Research.

Mark Koznarek: Hi, good morning.

James Gelly: Hi, Mark.

Herb Henkel: Hi, Mark.

Mark Koznarek: There was some mention about the rating agencies, you know, rendered some judgment about the debt that you’ll be issuing. And, I’m just – and you also said that you’re going to use cash flow to pay down debt and get back towards an A rating. And I’m just wondering if you could put that in, maybe, plainer English. And give us a sense, on a debt to cap basis, what the pro forma would look like and then where you’re trying to get to afterwards.

James Gelly: Yes, I think, the debt to cap ratio is going to come in the 35 to 37 range. I don’t think that’s really the metric that we’re managing. It’s more of a cash flow to debt. And it will take, I would think, a year-and-a-half to reduce the – you’re going to talk about a balance sheet with some fixed $3.0 billion worth of debt. You probably need to get the cash flow to debt down by a year-and-a-half’s worth of free cash flow. And then your debt to cash flow ratio looks, I would call it a little more consistent with the kind of rating that we’re talking about, which is, I would call it a very strong triple B plus, maybe into the As. Certainly, there’s nothing wrong with interest coverage. There’s no book equity leverage problem now.

And so, I think, the story behind the rating is the first year-and-a-half or so, we’re going to be pretty focused on cash generation for – we are anyway, but we will be working on delivering some of the debt pretty short term, so that we can retire it as quickly as possible.

Mark Koznarek: Right. And then, James, another kind of accounting question here, would you expect any restructuring charges, separate restructuring charges? Are you pretty much going to eat the restructuring and integration costs? And, you know, along side, is there going to be significant purchase accounting like one time adjustments that hit us in ‘08?

James Gelly: I think I’ll take the first one first. The answer is, too soon to tell. Let me get a little further down the road here on your question about restructuring and whether we’ll eat it or take it up front. If fact, by the time we release earnings in January, we might have a better update for you on that one.

Yes, there will be some amortization of intangibles, but, you know, as is normal, you step up inventory. And then, on a run rate basis we’ll be amortizing some intangibles. But, again, I think, that’s contemplated in our guidance, but I wouldn’t want to be – provide the allusion of precision at this point. We included a pretty healthy slug of intangibles, with a pretty healthy amount of annual amortization. And there will be some inventory step up as you go through the closing process.

Mark Koznarek: OK. So if we were looking at cash earnings, it would actually be a bit above $4. You’re going to be riding some of this intangible down to get to roughly $4.

James Gelly: That’s exactly right.

Herb Henkel: That’s right.

Mark Koznarek: All right, good. Thank you.

James Gelly: Thank you.

Operator: And we’ll take our next question from Joel Tiss of Lehman Brothers.

Joel Tiss: Good morning, how’s it going?

James Gelly: Hey, how are you?

Herb Henkel: How are you, Joel?

Joel Tiss: All right. Just a clarification, you said earlier the residential business is about 80 percent recurring, commercial is about 60. But the overall company is 29, what else is 29.

James Gelly: No, no, I said the replacement units was what we said. In other words, there’s an installed base, Joel. And the installed base pulling through its sort of replacement units, when we see recurring, we mean all of those contractually obligated or recurring service revenues that could be considered an annuity. Obviously, there’s some uncertainties around the installed base which is, of course, why we use the 60 to 80 percent numbers. But the recurring is a very stringent test that’s like a repair or use by the hour type of structure.

Herb Henkel: So, 60 percent of the unit installation in commercial is for buildings that already have a system that we are replacing. And the same is true at the 80 percent level for the residential. And then, you get into what’s the service content like, and saying that the total service contact, which you’re obviously also doing, is about the 29 percent.

James Gelly: But the point you were raising is a good one. That is, the installed base with the Trane brand on it creates a very nice recurring revenue. We’re just not calling it that. We’re saying OK, yes, that’s great, but somebody has to go earn that and win that. What we’re saying is, when we can see it as a repair, or a, call it a contractual arrangement, we’re calling that recurring. But, you’re right, one of the benefits here is to have such a huge installed base.

Joel Tiss: OK. And if the combination of the companies happens in the second quarter, say in the middle of the second quarter, just to pick a date, what’s the impact of $4 of earnings, can you just give us a sense?

James Gelly: Yes, as it turns out it’s about the same.

Joel Tiss: OK.

James Gelly: In other words, I earn interest income at Ingersoll-Rand Company, you know, and then – as I understand it, the seasonally weakest quarter at Trane is their first quarter. So, if you’d let me say, as of April one, the deal is closed, it turns out to be similar to the $4 number we threw out.

Joel Tiss: OK. Last question. Can you just give us a sense of the installed base at Ingersoll Rand pre, and then what it would be pro forma, including Trane? Thank you

James Gelly: Well, I guess, the way I would answer that is the Ingersoll Rand one because of its, you know, diverse nature, now you’re trying to incorporate all of the Climate Control for Thermo King, Hussmann, I have to admit that I don’t have a ready on my fingertips number for you. But, you know, what we’ll go back and get one for you.

Herb Henkel: Yes, the closest one I can think of, we talked about over 80 percent on Security is on the replacement cycle. But, I don’t keep track of those, Joel. We’ll give you that as a feedback.

Joel Tiss: Thank you very much.

James Gelly: Thanks.

Joel Tiss: OK.

Operator: And we’ll take our next question from Andrew Casey of Wachovia Securities.

Andrew Casey: Good morning, everybody.

James Gelly: Hey, there.

Andrew Casey: Going back to Terry Darling’s question on residential exposure, can you highlight whether that piece of business is tightly integrated to make it inseparable from the rest of Trane? That is, a little bit deeper on that, is the residential sales force separate from the non residential piece? Because it seems as if the Residential service network may not have an Ingersoll overlap at this point. Thanks.

Herb Henkel: Yes, Andrew, the way that Trane is structured, you have a commercial organization and you have a residential organization. The commercial organizational is headquartered in Piscataway and the residential is headquartered in Tyler, Texas. And they obviously use different channels to go to market and they have different products. So, to that degree – and they use different service organizations to do their work. So to that degree, they definitely are “separate.”

I would tell you, as I said before, going in, however, that I believe that the residential piece, you know, if I look, we also have a residential part of my Security business. And we find that we’re able to do quite well. And frankly, if you look at the profitability of Trane’s residential business you’ll find it’s equal to or higher than what it is on the commercial. So I do not enter this transaction thinking that the first thing I’m going to be doing is spinning off the residential side. On the contrary, what we’re looking at is saying there’s an awful lot of residential growth that’s going on in the different parts of the world, and how can we, potentially more be proactive in that. The same way we’re focusing on being more proactive on the Security side.

So I’d go in more with that tendency than I do really, looking at this as being a potential way to reduce it, but they are separate. As I said, different again, different products, different customer group and different channel that services it.

Andrew Casey: Thank you very much.

Operator: And we’ll take our next question from Kevin Fogarty of DuPont Capital.

Kevin Fogarty: Hi, thanks. Just a question on, you know, perhaps going – following up on Andrew Obin’s question on accretion. It seemed like you were on task to be buying back stock at 13 times your own stock. And yet, now you’ve decided to pay 18 times, you know, earnings. And I’m wondering what changed in your mentality? I know you’ve always said in your 8-K’s, that you’re looking to replace revenues, but the benchmark was share buyback. So, I’m wondering how you can financially justify this transaction?

And then, secondly, on the cost synergies, it’s implying a couple of hundred basis points of margin expansion. And Trane’s already operating in excess of Carrier and has been for years. I’m wondering what gives you the confidence that you’re not going to have to give those synergies back into the marketplace.

James Gelly: Let me do the second one first. If you look at the Trane income statement, there’s a good couple of points of margin which are found below segment profit in the corporate and other category. So, number one, I think, the opportunity is something beyond what needs to be done in the business, itself.

Secondly, the scale – the strategy here is to drive productivity. When you have larger critical mass in things like procurement, engineering, manufacturing, you should be able to generate it and keep it in advance of whatever competitive forces exist.

The third thing your question implies is there’s very little differentiation that somehow by generating savings, I must give it back to the customer, but that would be an undifferentiated commodity-like business. And, I think, if anything the, particularly on the commercial side, there is a very highly engineered, a very highly sales engineered process going on in that commercial space, which gives you the ability to generate productivity, differentiate and keep some margin expansion. But, I think you’ll agree we haven’t mapped out anything more than a couple of points of margin for these numbers to work. And we’re not claiming that we’re going to redefine the industries that Trane has been playing in.

But I’ll turn it over Herb for the first part of that.

Herb Henkel: Let me address the – when we looked at the use of the proceeds we received from our construction businesses, the share buyback, as I always said is one of those metrics that you compare it against. What do I get as the benefit of doing one versus something else?

When we looked up the share buyback, the best we could come up with was a number that was approaching $4 in 2008. And then, obviously, the rest would then be based on, I now have a new denominator and number of shares would be down. And then, I want to deal with ((inaudible)) for the companies going forward.

With this transaction, what we’re saying is that we see our way to, and this is early on, but we see our way to, at least $4 in earnings for next year. And based on the synergies and based on the growth prospects have, I would be so bold as to say I could get more and more comfortable with getting closer to a $5 type number in 2009 or 2010. I don’t see how you get there when you do a share buyback.

So to 15 percent EPS plus growth —your organic growth now we’re talking about five plus seven percent —is obviously, I think, a much better mid term, long term story in addition to fortunately the first year investment, than it is to take the process and just do a share buyback.

I think this is a very, very singular property and we were lucky that the timing happened to work out the way it is. That gives us the opportunity to not, in the short term, be dilutive compared to what a share buy back would have given us and clearly positions us to well outperform any benefit that share buyback could offer us in 2009 and beyond compared to those transactions.

Kevin Fogarty: And if I could follow up with one more, can you describe how competitive the bidding was for Trane?

Herb Henkel: I can only speak to you on behalf of IR and what we were bidding. I really cannot give you – it would be inappropriate for me to give you any kind of things along that line. As you can imagine, their directors were very, very mindful of their fiduciary responsibility and our directors were as well as ours. So, I just say to you on it, it was a robust process between the two of us, but I really can’t speak to anyone else beyond it.

Operator: OK. Thank you.

Joseph Fimbianti: Operator, we kind of got over time here. Could we go back – could we have two more questions and then we’ll cut off, please?

Operator: Absolutely, sir.

Joseph Fimbianti: Thank you.

Operator: We’ll go next to David Bleustein of UBS.

David Bleustein: Good morning.

James Gelly: Hey, Dave.

Herb Henkel: Hi, Dave.

David Bleustein: Just to recap some of the things, I think, you said, you’re modeling in five to six percent growth in ‘08 for Trane six to seven percent for the Industrial business. And a tax rate for the combined entity in ‘08 in the low to mid-20s?

James Gelly: Let me go back. Yes, on five to six for Trane. Six to seven was an organic number, David, so with currency and acquisitions it’s going to look a little more like the nine plus, but if you put that in. And then the tax rate yes, on the combined entity being in the low to mid 20s.

David Bleustein: OK. And the question I have is really comparing yourself to Carrier, you do appear to be number one in a lot of segments, but Carrier is a $14 billion business, are they much bigger commercial/international? I mean where else are they bigger than you?

Herb Henkel: The international piece would be where they would be stronger. And their – when they – if you remember, they acquired Linde, the refrigeration business in Europe from the, gosh Linde was part of a parent company, obviously. That was about a billion euros. So, when you do that, that’s really the largest piece that would be on here. So, they have a bigger, there’s two parts to it. They have a much bigger U.S. residential air conditioning piece. And they wind up having an international European refrigeration piece that’s much bigger.

David Bleustein: Got you. OK. And then the last question is this, your cash flows over the last X number of years, you said averaged a little over $700 million. Going forward, you’re committing to a billion plus. So it looks like a $300 million delta. It seems like a fairly small number for a company investing about six billion if I just, you know, X the debt out of this transaction plus the core growth from the company. Am I – is there …

James Gelly: David, I think the way I would think about it is, it should grow with income and income, at that point, is going to be in the neighborhood of a billion. So, I wouldn’t like to hold it down to a billion but we tried to throw out an indication of the scale of the enterprise, but clearly, if you did 90 plus percent of net income you very quickly get to the $1 billion.

David Bleustein: And why, would you do 90 percent of income with the amortization?

James Gelly: Well, you know, that’s a good point. I guess what we were trying to do is say 90 or better of net income. We’re not saying that there’s anything in here, in the business model that makes it below net income. We’re just saying if you wanted to model it, you know, 90 percent or better …

Herb Henkel: We gave you what we thought was the industry standard in that one which is 90 to 95 percent, rather than what we’re going to be trying to do and trying to drive the working capital down.

David Bleustein: OK. Fair enough. It’s late. Thanks a bunch.

James Gelly: OK, thanks.

Operator: And we’ll be taking our final question today from Doug Carson of Banc of America Securities.

Doug Carson: Great, thanks guys. Just a quick question on the balance sheet. If I’m looking at this 8-K from Trane properly, is it coming over with gross debt of about $2.2 billion?

James Gelly: No. They’re going to pay down, I think what they said on their call is they are going to apply some of the Bath & Kitchen proceeds. And the math we’re doing is about $900 million in cash and $1.055 billion in remaining debt on the balance sheet to give you the net debt of about $155 million. And that, I think, is more or less what they’ve just guided Trane analysts to in the last month or so.

Doug Carson: OK. So the $900 million cash will come over and about $1.1 billion of debt will come over.

James Gelly: That’s right.

Doug Carson: And then there will be some short maturities that will roll off pretty quickly on the Trane side?

James Gelly: Yes, they have an …

Herb Henkel: In about three months, they have about $300 million coming off in February right now.

Doug Carson: Right. OK. Yes, I see that.

James Gelly: And they also have debt booked as long term, but it’s part of a multi-year facility. But it’s actually bank debt.

Doug Carson: Right. OK. So the incremental debt in your slides is $3.8 billion and that will be a combination of longer debt and shorter stuff that will roll off kind of quickly.

James Gelly: Exactly.

Doug Carson: OK. All right. Great. Thanks, guys. That was it.

James Gelly: Thank you.

Joseph Fimbianti: OK. We’re going to be wrapping up now. Thank you very much for participating on the call. There will be a replay available of this call and the transcript, tomorrow, on our Web site. Please call me, again, this is Joseph Fimbianti. If you have any questions I’m at 201-573-3113. Again, thank you very much we’ll be signing off.

Operator: And that does conclude today’s conference call. Thank you for your participation. You may disconnect at this time.

END